SUB-ITEM 77E:
Legal Proceedings


12. Pending Litigation
Beginning in late 2007, lawsuits were filed in state and federal courts in Tennessee and Alabama relating to certain fixed income funds managed by the Adviser, including the Funds. Certain of the cases were filed as putative class actions on behalf of investors who purchased shares of the Funds from December 2004 through February 2008 and other cases were filed as actions on behalf of one or more individuals or trusts. The complaints name various entities and individuals as defendants including, among others, the Funds, the former Adviser, Morgan Asset Management,
Inc., Morgan Keegan & Company, Inc., Regions Financial Corporation and several affiliates, certain former directors and former officers of the Funds and the Funds former portfolio managers. The complaints generally allege that the defendants misrepresented or failed to disclose material facts relating to portfolio composition, fair valuation, liquidity and risk in Fund registration statements and other documents. The plaintiffs seek unspecified damages and reasonable costs and, in some cases, attorneys fees. Each of the cases is at a preliminary stage. No responses to the complaints have been filed and no classes have been certified in any of the putative class actions. In addition, on March 12, 2008, a derivative action was filed in the United States District Court for the Western District of Tennessee seeking damages on behalf of RMK Multi-Sector High Income
Fund, Inc. The complaint in this action alleges, among other things, that defendants MAM, Morgan Keegan, Regions, and certain former directors and officers of the Fund breached duties of care and mismanaged the Fund in connection with portfolio composition, fair valuation, liquidity, risk management and disclosure. The complaint seeks unspecified damages and reasonable costs and attorneys fees. The proceeding is at a preliminary stage and no responses to the complaint have been filed. Claims substantially similar to those described above have been made in lawsuits filed in the United States District Court for the Western District of Tennessee and state court concerning certain open-end funds also managed by the Adviser.

On September 23, 2008, most of the cases pending in federal court in the Western District of Tennessee in which the Funds are defendants, and other cases pending in that court involving the same or similar claims against other defendants, were consolidated into a single proceeding encaptioned In re
Regions Morgan Keegan Closed End Fund Litigation.

On October 17, 2008, the Funds and other defendants in the above-referenced cases that had been filed at such date filed a motion with the Judicial Panel on Multidistrict Litigation to consolidate in the United States District Court for the Western District of Tennessee the cases in which the Funds are defendants and other cases involving the same or similar claims, including cases involving the open-end funds managed by the Adviser.

No estimate of the effect, if any, of these lawsuits on the Funds can be made at this time.